SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Amylin Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    032346108
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 12, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Partners Master Fund LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,853,519(includes Shares underlying call options. See Item 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  3,853,519(includes Shares underlying call options. See Item 5)

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,853,519(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.81%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Partners Master Fund II LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  1,247,446(includes Shares underlying call options. See Item 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  1,247,446(includes Shares underlying call options. See Item 5)

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,247,446(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.91%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Partners Master Fund III LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  474,046  (includes Shares underlying call options. See Item 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  474,046  (includes Shares underlying call options. See Item 5)

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  474,046  (includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.35%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Offshore LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)               /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  5,575,011(includes Shares underlying call options. See Item 5)


9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  5,575,011(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,575,011(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.07%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Partners LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,384,908 includes Shares underlying call options. See Item 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  3,384,908(includes Shares underlying call options. See Item 5)

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,384,908(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.47%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Onshore LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,384,908(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  3,384,908(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,384,908(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.47%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Capital LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919 includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  PN

SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  IPH GP LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919 includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Enterprises Holdings L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Icahn Enterprises G.P. Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)/ /
                  (b)/ /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Beckton Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No.  032346108

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)/ /
                  (b)/ /

3        SEC USE ONLY

4        SOURCE OF FUNDS

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  8,959,919(includes Shares underlying call options. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,959,919(includes Shares underlying call options. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES//

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.54%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.


Item 2. Identity and Background

     The persons filing this statement are Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

     The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl C. Icahn's  present  principal  occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 8,959,919 Shares (including 2,172,270 Shares underlying the options to purchase Shares) purchased by the Reporting Persons collectively was $205,831,990 (including commissions and premiums for call options but excluding exercise price of call options). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued. The Reporting Persons recently had discussions with Issuer's management and intend to seek to have further conversations with Issuer's management and members of the board of directors to discuss ideas that the Reporting Persons may have to maximize product sales and development and to enhance shareholder value. Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Item 5.  Interest in Securities of the Issuer

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,959,919 Shares (including 2,172,270 Shares underlying call options), representing approximately 6.54% of the Issuer's outstanding Shares (based upon the 137,073,350 Shares stated to be outstanding as of April 21, 2008 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 2, 2008 for the quarterly period ended March 31, 2008).

          (b) Icahn Master has sole voting power and sole dispositive power with regard to 3,853,519 Shares (including 1,272,035 Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises
     Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,247,446 Shares (including 8,769 Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 474,046 Shares (including 2,796 Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,384,908 Shares (including 888,670 Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


                                            SHARES PURCHASED    PRICE PER SHARE/
NAME                   DATE                     (SOLD)          EXERCISE PRICE
----                   ----                     ------          ----------------
Icahn Partners         5/12/2008             98,799 (1)             22.50(2)
Icahn Partners         5/12/2008              7,565 (1)             22.50(2)
Icahn Partners         5/13/2008            234,322 (1)             22.50(2)
Icahn Partners         5/14/2008            184,122 (1)             22.50(2)
Icahn Partners         5/15/2008            216,614 (1)             22.50(2)
Icahn Partners         5/21/2008            109,365 (1)             22.50(2)
Icahn Partners         5/22/2008             37,883 (1)             22.50(2)

Icahn Master           5/12/2008            112,467 (1)             22.50(2)
Icahn Master           5/12/2008             24,534 (1)             22.50(2)
Icahn Master           5/13/2008            266,738 (1)             22.50(2)
Icahn Master           5/14/2008            209,729 (1)             22.50(2)
Icahn Master           5/15/2008            246,446 (1)             22.50(2)
Icahn Master           5/21/2008            124,712 (1)             22.50(2)
Icahn Master           5/22/2008             42,907 (1)             22.50(2)

Icahn Master II        5/12/2008             36,399                 29.3794
Icahn Master II        5/13/2008             86,327                 29.1588
Icahn Master II        5/14/2008             67,854                 29.5912
Icahn Master II        5/15/2008             79,781                 30.3656
Icahn Master II        5/21/2008             40,431                 30.8118
Icahn Master II        5/22/2008             13,819                 30.8750
Icahn Master II        5/12/2008              8,769 (1)             22.50(2)



Icahn Master III       5/12/2008             13,835                 29.3794
Icahn Master III       5/13/2008             32,813                 29.1588
Icahn Master III       5/14/2008             25,794                 29.5912
Icahn Master III       5/15/2008             30,324                 30.3656
Icahn Master III       5/21/2008             15,228                 30.8118
Icahn Master III       5/22/2008              5,391                 30.8750
Icahn Master III       5/12/2008              2,796 (1)             22.50(2)

____________________

(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on March 10, 2010.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such options was approximately 35% of the market price.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Call Options

The Reporting Persons have purchased American-style call options referencing an aggregate of 2,172,270 Shares, which expire on March 10, 2010. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

     Put Options

The Reporting Persons have sold European-style put options referencing an aggregate of 2,172,270 Shares, which expire on March 10, 2010. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory




         [Signature Page of Schedule 13D - Amylin Pharmaceuticals, Inc.]

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

         [Signature Page of Schedule 13D - Amylin Pharmaceuticals, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Andrew Skobe
     -----------------
     Name: Andrew Skobe
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory










         [Signature Page of Schedule 13D - Amylin Pharmaceuticals, Inc.]

/s/ CARL C. ICAHN
-----------------
CARL C. ICAHN













         [Signature Page of Schedule 13D - Amylin Pharmaceuticals, Inc.]

                                                                       EXHIBIT 1
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Amylin Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd day of May, 2008.


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:   /s/ Andrew Skobe
               ----------------
               Name: Andrew Skobe
               Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:      /s/ Andrew Skobe
         -------------------------
         Name: Andrew Skobe
         Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

           [Signature Page of Joint Filing Agreement to Schedule 13D -
                          amylin Pharmaceuticals, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Andrew Skobe
     ----------------
     Name: Andrew Skobe
    Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory













           [Signature Page of Joint Filing Agreement to Schedule 13D -
                         Amylin Pharmaceuticals, Inc.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN









           [Signature Page of Joint Filing Agreement to Schedule 13D -
                         Amylin Pharmaceuticals, Inc.]

SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Carl C. Icahn                       Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner
Carl C. Icahn                       Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                Position
----                                --------
Icahn Capital LP                    General Partner
Carl C. Icahn                       Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN CAPITAL LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner


IPH GP LLC
Name                                Position
----                                --------
Icahn Enterprises                   Sole Member
Holdings L.P.


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                Position
----                                --------
Icahn Enterprises                   General Partner
G.P. Inc.


ICAHN ENTERPRISES G.P. INC.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Keith A. Meister                    Principal Executive Officer
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Vincent J. Intrieri                 Director
Peter K. Shea                       President
Andrew R. Skobe                     Interim Chief Financial Officer; Treasurer
John P. Saldarelli                  Vice President; Secretary
Felicia P. Buebel                   Assistant Secretary
Craig Petit                         Vice President/Taxes


BECKTON CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer